SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549




                                  FORM 11-K






                  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                     THE SECURITIES EXCHANGE ACT OF 1934




                  For the fiscal year ended December 31, 1997

                           Commission file no. 1-924








                          A. Full title of the plan:


                               AEROQUIP-VICKERS
                        SAVINGS AND PROFIT-SHARING PLAN



                      B. Name of issuer of the securities
                       held pursuant to the plan and the
                  address of its principal executive office:


                            Aeroquip-Vickers, Inc.
                                 3000 Strayer
                            Maumee, Ohio 43537-0050

                             REQUIRED INFORMATION




            The following financial statements are furnished for the Aeroquip-Vickers Savings and Profit-Sharing Plan:



                                                                   Page


    Report of Independent Auditors                                   3
    Statements of Assets Available for
      Plan Benefits                                                  4
    Statements of Changes in Assets Available
      for Plan Benefits                                              5
    Notes to Financial Statements                                    6
    Item 27a - Schedule of Assets Held for Investment Purposes      16
    Item 27d - Schedule of Reportable Transactions                  19


Exhibit

    The following exhibit is filed herewith:

    Exhibit
    Number


      (23)     Consent of Independent Auditors



                                  SIGNATURE

    The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                  AEROQUIP-VICKERS, INC.
                                  SAVINGS AND PROFIT-SHARING PLAN


   June 17, 1998
       Date                        By: /S/WILLIAM R. AMMANN
                                       William R. Ammann
                                       Vice President - Administration and
                                       Treasurer

REPORT OF INDEPENDENT AUDITORS




Administrative Committee
Aeroquip-Vickers
 Savings and Profit-Sharing Plan



We have audited the accompanying statements of assets available for plan benefits of the Aeroquip-Vickers Savings and Profit-Sharing Plan as of December 31, 1997 and 1996, and the related statement of changes in assets available for plan benefits for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for plan benefits of the Plan at December 31, 1997 and 1996, and the changes in its assets available for plan benefits for the year ended December 31, 1997 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1997, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.





                                  /S/ ERNST & YOUNG LLP


Toledo, Ohio
June 5, 1998

               STATEMENTS OF ASSETS AVAILABLE FOR PLAN BENEFITS
                               AEROQUIP-VICKERS
                        SAVINGS AND PROFIT-SHARING PLAN


                                                        December 31
                                                  1997            1996


ASSETS - Note 1
 Contributions receivable from employer         $27,508,579      $26,153,642
 Contributions receivable from employees            302,958          299,411
 Investments
   Fixed Income Fund                            231,860,798      246,370,216
   Vanguard Mutual Funds                        388,303,242      287,913,289
   Aeroquip-Vickers Stock Fund                   46,772,500       32,648,694
   Cincinnati Milacron Stock Fund                 1,378,428        2,497,971
   Loans receivable from plan participants       17,856,938       16,493,172

                                                686,171,906      585,923,882

ASSETS AVAILABLE FOR PLAN BENEFITS             $713,983,443     $612,376,935




See accompanying notes

          STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR PLAN BENEFITS
                               AEROQUIP-VICKERS
                        SAVINGS AND PROFIT-SHARING PLAN
                         YEAR ENDED DECEMBER 31, 1997




ADDITIONS
 Contributions by employees                             $21,945,346
 Contributions by employer                               34,080,885
 Net investment income
  Interest                                               16,855,357
  Dividends                                              29,015,549
                                                         45,870,906

 Realized and unrealized gains
  on investments                                         60,616,534
 Asset transfers in due to acquisitions                   4,305,268
                                                        166,818,939


DEDUCTIONS
 Distributions to participants                           59,040,538
 Investment management fees                                 104,745
 Asset transfers out due to sales of facilities           6,067,148
                                                         65,212,431

       NET ADDITIONS                                    101,606,508

 Assets available for plan benefits
 at beginning of year                                   612,376,935

        ASSETS AVAILABLE FOR PLAN
        BENEFITS AT END OF YEAR                        $713,983,443


See accompanying notes

                         NOTES TO FINANCIAL STATEMENTS
                               AEROQUIP-VICKERS
                        SAVINGS AND PROFIT-SHARING PLAN

                               December 31, 1997


NOTE 1 - DESCRIPTION OF THE PLAN

The Aeroquip-Vickers Savings and Profit-Sharing Plan (formerly the TRINOVA Corporation Retirement Savings and Profit-Sharing Plan) (the Plan) is a defined contribution plan. Eligible participants include all U.S. regular full-time salaried employees and non-bargaining hourly employees of Aeroquip-Vickers, Inc. (formerly TRINOVA Corporation)("Company") and its subsidiaries, Aeroquip Corporation ("Aeroquip") and Vickers, Incorporated ("Vickers"), as well as certain part-time employees who worked more than 1,000 hours during a 12-month period. Bargaining unit employees are eligible to participate only if the bargaining agreement permits participation. Temporary employees who work less than 1000 hours during a 12-month period and interns are not eligible to participate in the Plan.

Effective May 1, 1997, the plan changed its name from TRINOVA Corporation Retirement Savings and Profit-Sharing Plan to Aeroquip-Vickers Savings and Profit-Sharing Plan.

Participants may contribute to the Plan on a pretax basis by salary reduction up to 15 percent of their annual compensation (in increments of 1 percent)up to an annual limit imposed by the Internal Revenue Service ($9,500 in 1997).

The contribution receivable amount primarily consists of the profit sharing contributions for the year. Profit sharing contributions to the Plan by the Company are based on the level of return on net assets (RONA). These contributions are paid to the plan by the Company during the first quarter of the following year.

Information concerning the Plan document, matching and profit-sharing contributions and vesting is contained in the summary plan description ("SPD") for the plan. Copies of the SPD are available from the Human Resource Services department of the Company.

In December 1995, the Company acquired the Electronic Systems Division (ESD) of Cincinnati Milacron, Inc. The ESD employees' retirement funds were transferred into the Plan in March 1996 and such participants became eligible for participation in the Plan as of the date of transfer. Participants were given the option to retain their investment in the Cincinnati Milacron Stock fund or to direct their funds into any options available within the Plan.

On December 7, 1996, the Company acquired the Electrical Engineering & Manufacturing Company (EEMCO), a division of DATRON, Inc. The EEMCO employees' funds were transferred into the Plan in February 1997 and such participants became eligible for participation in the Plan as of the date of transfer.

On July 25, 1997, the Company sold its interest in two manufacturing facilities to its 51% owned subsidiary, Aeroquip Inoac Company. The two manufacturing facilities employees' retirement funds were transferred out of this plan in September 1997 and such participants were terminated from the plan as of the date of transfer.

Each participant individually directs his or her contributions and Aeroquip-Vickers' contributions, except for 25 percent of Aeroquip-Vickers' profit-sharing contribution, into one or more of the following investment funds (in multiples of 1 percent).

(1) The Fixed Income Fund is invested in fully benefit-responsive insurance company investment contracts, including synthetic investment contracts, bank investment contracts and their equivalents. These contracts pay a negotiated fixed or variable interest rate for a period of one to five years. At December 31, 1997 and 1996, the investment contracts had a weighted average crediting interest rate of 6.92% and 6.59% respectively. The average yield on these contracts was 6.68% and 6.36% for the years ended December 31, 1997 and 1996 respectively.

      Contracts are negotiated with insurance companies or financial institutions rated AA+ by Standard and Poor's or its equivalent and have a maximum average contract life of five years.

(2) Vanguard Mutual Funds are managed by The Vanguard Fiduciary Trust Company. There are nine individual mutual funds in which participants may invest:

           (a)Vanguard Treasury Money Market Portfolio Fund (Money Market Fund): Money in the Money Market Fund is 100 percent invested in securities backed by the full faith and credit of the U.S. government. It seeks the maximum current income that is consistent with the preservation of capital and liquidity. Average maturities for the securities held by the Money Market Fund are normally maintained in the range of 30 - 60 days and no longer than one year.

           (b)Vanguard LifeStrategy Portfolios - Conservative Growth Portfolio (LifeStrategy Conservative Growth
           Fund): Money in the Conservative Growth Portfolio is invested in a portfolio of Vanguard mutual funds that emphasizes either equity, fixed income, or money market securities and seeks to provide a combination of income and low-to-moderate growth by investing in a combination of stocks, bonds, and short-term reserves.

           (c)Vanguard Fixed Income Securities - Long-term Corporate Portfolio Fund (Fixed Income Securities
           Fund): Money in the Fixed Income Securities Fund is invested in a diversified portfolio of long-term investment grade bonds which seeks to provide a high and sustainable level of current income consistent with the maintenance of principal and liquidity.

           (d)Vanguard STAR Portfolio Fund (STAR Fund): Money in the STAR Fund is invested in a portfolio of Vanguard mutual funds that emphasizes either equity, fixed income or money market securities. It is designed as a balanced "fund of funds" for long-term investors.

           (e)Vanguard/Windsor II Fund (Windsor II Fund): Money in the Windsor II Fund is invested in stocks which, in the opinion of the fund's investment manager, are undervalued in the marketplace. The stocks held in the Windsor II Fund tend to offer above-average dividend yields and will normally have below-average price-to earnings ratios and below-average price-to-book value ratios relative to the stock market in general.

      (f)  Vanguard Index Trust - 500 Portfolio Fund (Index
           Fund): Money in the Index Fund is invested in stocks of the companies which make up the Standard & Poor's 500 Composite Stock Price Index. The objective of the Index Fund is to match the performance of the Standard & Poor's 500 Index.

           (g)Vanguard LifeStrategy Portfolios - Growth Portfolio (LifeStrategy Growth Fund): Money in the Growth Portfolio is invested in a portfolio of Vanguard mutual funds that emphasizes either equity, fixed income, or money market securities and seeks to provide a combination of long-term growth and income by investing in a combination of stocks, bonds, and short-term reserves.

      (h)  Vanguard/Morgan Growth Fund (Morgan Growth Fund):
           Money in the Morgan Growth Fund is invested primarily in stocks of "established growth" companies. The companies will normally be medium and larger size companies with above-average growth in sales and earnings over extended periods.

           (i)Vanguard International Growth Portfolio Fund
           (International Growth Fund):  Money in the
           International Growth Fund is invested in non-U.S.
           stocks that have been selected for their growth potential. The International Growth Fund tends to be widely diversified both geographically and in terms of size of companies.

(3) Aeroquip-Vickers Stock Fund is invested in Aeroquip-Vickers common stock. Cash dividends paid on shares held by the Trust are used to purchase additional shares for participant accounts. Twenty-five percent of each participant's profit-sharing allocation is automatically invested in the Aeroquip-Vickers Stock Fund until distribution to the participant or until the participant reaches age 55. Upon reaching age 55, the participant has the option to redirect the investment from the Aeroquip-Vickers Stock Fund into any of the other available funds.

      Participants may also elect to have additional amounts over Aeroquip-Vickers' 25 percent profit-sharing contribution invested in the Aeroquip-Vickers Stock Fund. Aeroquip-Vickers common stock is acquired in open market purchases at fair market value. Participant directed contributions to the Aeroquip-Vickers Stock Fund amounted to $1,661,888 and $1,847,179 for the year ended December 31, 1997 and 1996, with accumulated participant contributions and earnings of $19,120,338 and $14,599,867 at December 31, 1997 and 1996.

(4) The Cincinnati Milacron Stock Fund is invested in Cincinnati Milacron Common Stock. Cash dividends paid on shares held by the Trust are used to purchase additional shares for participant accounts. No contributions, rollovers, or transfers are permitted into the fund.

The Plan invests in shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company ("VFTC.") The VFTC acts as trustee for only those investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.

Participants of the Plan have general purpose and home loans available. The minimum loan permitted is $1,000. Under a general purpose or home loan, a participant may borrow up to the lesser of one-half of his or her vested account balance or the total of his or her pretax, vested, matching and roll-in contributions to the Plan, up to a maximum of $50,000. In no event may the aggregate amount of loans exceed $50,000. All loans are repaid to the Plan in equal installments through payroll deductions over a period not to exceed five years for general purpose and twenty years for home loans. Interest is charged at the prime rate, plus 1 percent at the loan origination date.

Aeroquip-Vickers, Inc. reserves the right to amend, modify or terminate the Plan at any time.


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting


The accounting records of the Plan are maintained on the accrual basis.

Investment Valuation and Income Recognition


Marketable securities are stated at aggregate fair value and are valued at the last sales price quoted by a national securities exchange on the last business day of the plan year. Mutual funds are stated at the net asset value on the last business day of the plan year. The difference between fair value and the cost of investments is reflected in the statement of changes in assets available for plan benefits as unrealized gains (losses) on investments.

Guaranteed investment contracts are stated at contract value. The contract value of these fully benefit-responsive contracts approximates the fair value.

Loans receivable are stated at cost which approximates fair value.

Realized gains or losses on the sales of investments represent the differences between the proceeds received upon the sale and the cost of investments sold, determined on an average cost basis.


NOTE 3 - DISTRIBUTIONS

A participant is entitled to the distributions provided by the contributions and income thereon (including realized and unrealized gains and losses) allocated to the participant's account.

Upon termination of employment due to retirement, total and permanent disability or death, a participant or his or her spousal beneficiary will be entitled to receive a distribution of the participant's entire account without regard to the Plan's vesting rules: (i) in one lump sum amount; or (ii) in monthly installments of a fixed amount or over a specified period of time in an amount of at least $100 per month. Distribution payments to non-spousal beneficiaries will be made in a lump sum only. If the value of a participant's account is less than $3,500 ($5,000 as of January 1, 1998), the plan administrator will distribute the participant's entire interest in one lump sum payment.

Profit-Sharing and matching contributions and their earnings may be withdrawn prior to age 59-1/2 in an amount not to exceed the value of the pretax contributions account at December 31, 1993 and only after all after-tax contributions and their earnings have been withdrawn. Withdrawals of Profit-sharing allocations and matching contributions during a participant's employment are not permitted prior to age 59-1/2, unless the participant can show financial hardship for which he or she has no other available resources. Such situations are limited to: (i) certain medical expenses; (ii) payment of tuition and related educational fees for post-secondary education for the next year; (iii) costs related to the purchase of a principal residence; or (iv) payments necessary to avoid eviction from, or a foreclosure on the mortgage of, the participant's principal residence.


NOTE 4 - INCOME TAX STATUS

The Plan has received a favorable determination letter from the Internal Revenue Service stating that the Plan is qualified under section 401(a) of the Internal Revenue Code of 1986 (the "Code") and that the trust, therefore, is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code and the Employee Retirement Income Security Act of 1974 to maintain its tax exempt status. The Plan's administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.


NOTE 5 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.


NOTE 6 - YEAR 2000 ISSUE (UNAUDITED)

The plan sponsor has developed a plan to modify its internal information technology to be ready for the year 2000 and has begun converting critical data processing systems. The project also includes determining whether third party service providers have reasonable plans in place to become year 2000 compliant. The Plan Sponsor currently expects the project to be substantially complete by early 1999. The Plan Sponsor does not expect this project to have a significant effect on plan operations.


      NOTE 7 - CHANGES IN ASSETS BY INVESTMENT OPTION

                                                                                               Cincinnati
                                                                     Vanguard                       Milacron
                                          Fixed Income      Mutual     Aeroquip-Vickers          Stock
                                              Fund          Fund          Stock Fund             Fund


      ASSETS AVAILABLE FOR PLAN BENEFITS
      AT DECEMBER 31, 1996                $246,370,216    $287,913,289     $ 32,648,694       $  2,497,971
       Reclassification of prior year
        contributions receivable             6,148,980      13,226,959        7,193,305
                                           252,519,196     301,140,248       39,841,999          2,497,971
      ADDITIONS

       Contributions
        Employee                             5,150,225      16,075,925          719,196
        Employer                             7,129,137      19,322,914        7,628,834
                                            12,279,362      35,398,839        8,348,030             0
       Net investment income
        Interest                            15,394,134
        Dividends                                           28,205,094          779,630             30,825

       Realized and unrealized gains
        on investments                                      47,198,929       13,002,712            414,893
       Asset transfers in due to
        acquisitions                            72,909       4,218,177           14,182
                                            27,746,405     115,021,039       22,144,554            445,718
      DEDUCTIONS
       Distributions to participants        25,542,532      26,885,663        4,352,186             37,881
       Investment management fees               30,306          64,288            9,813                338
       Asset transfers out due to sales
        of facilities                        2,019,380       2,398,359        1,262,661
                                            27,592,218      29,348,310        5,624,660             38,219

      NET ADDITIONS PRIOR TO TRANSFERS         154,187      85,672,729       16,519,894            407,499

      Net transfers among investment
        funds                              (15,455,252)     16,496,507      ( 2,014,548)        (1,527,037)


      ASSETS AVAILABLE FOR PLAN BENEFITS
      AT DECEMBER 31, 1997                $237,218,131    $403,309,484      $54,347,345         $1,378,433


      Investment Amount Included in
      Assets Available for Plan Benefits:
        December 31, 1997                 $231,860,799    $388,303,242      $46,772,500         $1,378,433
        December 31, 1996                 $246,370,216    $287,913,289      $32,648,694         $2,497,971



      NOTE 7 - CHANGES IN ASSETS BY INVESTMENT OPTION  (Continued)


                                                   Participant     Contributions
                                                      Loans          Receivable          Total

      ASSETS AVAILABLE FOR PLAN BENEFITS
      AT DECEMBER 31, 1996                        $ 16,493,712     $ 26,453,053       $612,376,935

       Reclassification of prior year
        contributions receivable                      (116,191)     (26,453,053)                 0
                                                    16,377,521                0        612,376,935
      ADDITIONS

       Contributions
        Employee                                                                        21,945,346
        Employer                                                                        34,080,885
                                                             0                0         56,026,231
       Net investment income
        Interest                                     1,461,223                0         16,855,357
        Dividends                                                                       29,015,549

       Realized and unrealized gains
        on investments                                                                  60,616,534
       Asset transfers in due to
        acquisitions                                                                     4,305,268
                                                     1,461,223                0        166,818,939
      DEDUCTIONS
       Distributions to participants                 2,222,276                          59,040,538
       Investment management fees                                                          104,745
       Asset transfers out due to sales
       of facilities                                   386,748                           6,067,148
                                                     2,609,024                0         65,212,431

      NET ADDITIONS PRIOR TO TRANSFERS              (1,147,801)               0        101,606,508

      Net transfers among investment funds           2,500,330                                   0


      ASSETS AVAILABLE FOR PLAN BENEFITS
      AT DECEMBER 31, 1997                         $17,730,050     $         0       $713,983,443

      Investment Amount Included in
      Assets Available for Plan Benefits:
        December 31, 1997
        December 31, 1996


      NOTE 8 - VANGUARD MUTUAL FUNDS


      A summary of the activity within the separate Vanguard Mutual Fund options for the year ended December 31, 1997 is as follows:

                                                 Money       LifeStrategy
                                                 Market          Conservative    Fixed Income       Star     Windsor II
                                                 Fund        Growth Fund   Securities Fund      Fund        Fund

      ASSETS AVAILABLE FOR PLAN BENEFITS
       AT DECEMBER 31, 1996                   $11,882,796    $ 1,008,795     $ 4,572,697    $90,653,268  $58,307,898

       Reclassification of prior year
        contributions receivable                2,814,787         44,056         194,917      2,948,276    2,292,472

                                               14,697,583      1,052,851       4,767,614     93,601,544   60,600,370
      ADDITIONS

       Contributions
        Employee                                1,289,292         92,723         288,165      3,290,925    3,483,799
        Employer                                3,503,180        141,824         296,900      3,998,982    3,640,439
                                                4,792,472        234,547         585,065      7,289,907    7,124,238

       Dividends                                  797,770        149,455         374,829      9,753,712    8,113,596
       Realized and unrealized gains
        (losses) on investments                                  143,697         254,562      8,901,759   12,555,369
       Asset transfers in due to acquisitions   2,826,174        163,576          14,466        175,355      211,330
                                                8,416,416        691,275       1,228,922     26,120,733   28,004,533
      DEDUCTIONS
       Distributions to participants            1,540,340        159,137         592,884      8,483,229    4,852,423
       Investment management fees                  12,242            275             619         21,237       10,682
       Asset transfers out due to sales
        of facilities                             429,404                         21,327        806,131      396,900
                                                1,981,986        159,412         614,830      9,310,597    5,260,005

      NET ADDITIONS PRIOR TO TRANSFERS          6,434,430        531,863         614,092     16,810,136   22,744,528

      Net transfers among
       investment funds                        (1,745,418)     1,940,601         260,848     (4,955,242)   8,219,449

      ASSETS AVAILABLE FOR PLAN BENEFITS
      AT DECEMBER 31, 1997                    $19,386,595    $ 3,525,315      $5,642,554   $105,456,438  $91,564,347

      Investment Amount Included in
      Assets Available for Plan Benefits:
        December 31, 1997                     $16,064,455    $ 3,408,126      $5,421,025   $102,515,386  $88,863,479
        December 31, 1996                     $11,882,796    $ 1,008,795      $4,572,697   $ 90,653,268  $58,307,898



      A summary of the activity within the separate Vanguard Mutual Fund options for the year ended December 31, 1997 is as follows:


                                                                                                             Total
                                                           LifeStrategy       Morgan                        Vanguard
                                                Index         Growth          Growth       International     Mutual
                                                 Fund          Fund            Fund         Growth Fund      Funds

       ASSETS AVAILABLE FOR PLAN BENEFITS
        AT DECEMBER 31, 1996                  $64,651,254   $ 1,340,327     $29,408,225     $26,088,029   $287,913,289

        Reclassification of prior year
        contributions receivable                2,577,318        94,353       1,360,366         900,414     13,226,959
                                               67,228,572     1,434,680      30,768,591      26,988,443    301,140,248
       ADDITIONS

        Contributions
         Employee                               4,138,673       208,201       1,998,149       1,285,998     16,075,925
         Employer                               4,228,331       248,584       2,099,962       1,164,712     19,322,914
                                                8,367,004       456,785       4,098,111       2,450,710     35,398,839

        Dividends                               2,081,605       122,199       5,743,097       1,068,831     28,205,094
        Realized and unrealized gains
         (losses) on investments               21,248,701       322,424       3,784,705         (12,288)    47,198,929
        Asset transfers in due to acquisitions    653,091        34,599         109,947          29,639      4,218,177
                                               32,350,401       936,007      13,735,860       3,536,892    115,021,039
       DEDUCTIONS
        Distributions to participants           6,309,598       302,046       2,468,464       2,177,542     26,885,663
        Investment management fees                  9,563           420           4,125           5,125         64,288
        Asset transfers out due to sales
         of facilities                            404,140         3,875         210,780         125,802      2,398,359
                                                6,723,301       306,341       2,683,369       2,308,469     29,348,310

       NET ADDITIONS PRIOR TO TRANSFERS        25,627,100       629,666      11,052,491       1,228,423     85,672,729

          Net transfers among
           investment funds                    11,411,136     1,212,957       2,755,502      (2,603,326)    16,496,507

       ASSETS AVAILABLE FOR PLAN BENEFITS
       AT DECEMBER 31, 1997                  $104,266,808    $3,277,303     $44,576,584     $25,613,540   $403,309,484

      Investment Amount Included in
      Assets Available for Plan Benefits:
        December 31, 1997                    $101,121,009    $3,079,518     $43,025,550     $24,804,694   $388,303,242
        December 31, 1996                    $ 64,651,254    $1,340,327     $29,408,225     $26,088,029   $287,913,289


                            Supplemental Schedules

                              Aeroquip-Vickers Savings and Profit-Sharing Plan
                                   Employer Identification No. 34-4288310
                                                Plan No. 015
                         Item 27a - Schedule of Assets Held for Investment Purposes
                                              December 31, 1997

                                                            Principal Amount                    Contract or
      Identity of Issue       Description of Investment        or Shares          Cost           Fair Value

   Mutual Funds:
     *The Vanguard Group      Morgan Growth Fund               2,452,996     $37,234,333       $43,025,550
                              International Growth Fund        1,513,404      22,822,586        24,804,693
                              Money Market Fund               16,064,455      16,064,455        16,064,455
                              Index Fund                       1,122,694      67,220,484       101,121,009
                              Windsor II Fund                  3,104,943      69,378,054        88,863,479
                              STAR Fund                        5,898,469      86,707,165       102,515,386
                              Fixed Income Securities Fund       585,424       5,184,874         5,421,025
                              LifeStrategy Growth Fund           191,990       2,835,630         3,079,518
                              LifeStrategy Conservative
                                Growth Fund                      254,338       3,281,241         3,408,127

                                                Total                       $310,728,822      $388,303,242

   *Aeroquip-Vickers          Aeroquip-Vickers
     Stock Fund                Common Stock                      953,325     $31,481,160       $46,772,500

   Cincinnati Milacron Stock  Cincinnati Milacron
    Fund                       Common Stock                       53,144      $1,059,200        $1,378,428

   Insurance Contracts:       Fixed Income Fund

                              American International Life Assurance Company
                                 6.46%, 3/31/99                5,241,468      $5,241,468        $5,241,468
                                 6.37%, 1/31/2002              7,500,000       7,500,000         7,500,000

                              Allstate Insurance Company
                                 5.51%, 4/1/98                 5,958,961       5,958,961         5,958,961
                                 5.30%, 9/30/98                5,572,061       5,572,061         5,572,061

                              Aurora National Life
                                 5.18%, 9/3/98                 1,603,663       1,603,663         1,603,663




                              Aeroquip-Vickers Savings and Profit-Sharing Plan
                                   Employer Identification No. 34-4288310
                                                Plan No. 015
                         Item 27a - Schedule of Assets Held for Investment Purposes
                                              December 31, 1997


                                                            Principal Amount                    Contract or
      Identity of Issue       Description of Investment        or Shares          Cost           Fair Value

                              Citibank, N.A.
                                 5.35%, 4/1/98                 4,680,216       4,680,216         4,680,216
                                 Synthetic - Assets are invested
                                 in Dreyfus Cash Management Fund
                                 5.69%, 7/1/98                 8,619,395       8,619,395         8,619,395
                                 Synthetic - Assets are invested
                                 in Dreyfus Cash Management Fund

                              Deutsche Bank
                                 6.35%, 6/30/2000              7,939,235       7,939,235         7,939,235
                                 Synthetic - Assets are invested
                                 in Vanguard Targeted Return
                                 Trust (2-00)

                              John Hancock
                                 6.50%, 9/30/99                3,048,525       3,048,525         3,048,525
                                 6.75%, 12/29/2000             7,963,382       7,963,382         7,963,382
                                 4.37%, 9/30/2001             10,158,589      10,158,589        10,158,589

                              Metropolitan Life Insurance Company
                                 6.52%, 8/31/99                5,196,720       5,196,720         5,196,720
                                 6.77%, 3/31/2000              5,258,623       5,258,623         5,258,623
                                 6.74%, 4/30/2001             15,334,717      15,334,717        15,334,717

                              Mutual Benefit
                                 9.75%, 12/31/99              29,224,769      29,224,769        29,224,769
                                 9.75%, 12/31/99              13,414,488      13,414,488        13,414,488

                              New York Life Insurance Company
                                 7.23%, 12/15/98               4,402,019       4,402,019         4,402,019
                                 5.44%, 01/02/99              10,650,713      10,650,713        10,650,713
                                 6.65%, 12/31/2001            15,688,685      15,688,685        15,688,685

                              Principal Mutual
                                 6.32%, 6/30/99                5,879,435       5,879,435         5,879,435
                                 6.83%, 2/28/2001             12,422,920      12,422,920        12,422,920
                                 6.85%, 3/31/2002              6,101,042       6,101,042         6,101,042



                              Aeroquip-Vickers Savings and Profit-Sharing Plan
                                   Employer Identification No. 34-4288310
                                                Plan No. 015
                         Item 27a - Schedule of Assets Held for Investment Purposes
                                              December 31, 1997


                                                            Principal Amount                    Contract or
      Identity of Issue       Description of Investment        or Shares          Cost           Fair Value
                              The Prudential Asset Management Company
                                 6.63%, 01/02/98               5,496,617       5,496,617         5,496,617
                                 6.87%, 10/01/98               4,698,756       4,698,756         4,698,756

                              Rabobank Nederland
                                 6.35%, 9/30/2001              5,361,592       5,361,592         5,361,592
                                 Synthetic - Assets are invested
                                 in Vanguard Targeted Return
                                 Trust (3-01)

                              Security Life of Denver
                                 5.53%, 9/30/2002             17,842,694      17,842,694        17,842,694
                                 Synthetic - Assets are invested
                                 in Vanguard Targeted Return Trust
                                 (2-02) and Vanguard Targeted
                                 Return Trust (3-02)

                              Union Bank of Switzerland
                                 6.73%, 6/30/2002              5,165,795       5,165,795         5,165,795
                                 Synthetic - Assets are invested
                                 in Vanguard Targeted Return Trust
                                 (2-02)

                              Contract adjustments due to                       (400,372)         (400,372)
                              timing differences

   *The Vanguard Group        Vanguard Treasury Money Market
                                 Portfolio                     1,836,090       1,836,090         1,836,090

                                                Total                        231,860,798       231,860,798



                                                             Cost of        Proceeds of         Cost and
   Identity of Borrower       Rate of Interest              Acquisitions   Dispositions         Fair Value

      *Participant loans         7% - 11%                        $0               $0          $17,856,938

   *Party-in-interest




                              Aeroquip-Vickers Savings and Profit-Sharing Plan
                                   Employer Identification No. 34-4288310
                                                Plan No. 015
                               Item 27d - Schedule of Reportable Transactions
                                              December 31, 1997


                                                                                                 Fair
Identity of             Description              Purchase     Selling          Cost of          Value of          Gain
Party Involved          of Assets                 Price        Price            Asset            Asset            (Loss)

The Vanguard Group
                        STAR Fund:
                        purchase transactions $28,768,952                                     $28,768,952
                        sale transactions                  $25,810,377      $21,978,695       $25,810,377   $3,831,682

                        Windsor II Fund:
                        purchase transactions  36,509,304                                      36,509,304
                        sale transactions                   18,508,993       15,404,030        18,508,993    3,104,963

                        Index 500 Fund:
                        purchase transactions  37,418,482                                      37,418,482
                        sale transactions                   22,196,702       17,602,935        22,196,702    4,593,767

Aeroquip-Vickers, Inc.  Aeroquip-Vickers Common Stock
                        purchase transactions  21,099,185                                      21,099,185
                        sale transactions                   19,976,959       15,593,443        19,976,959    4,383,516

